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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

California Independent Bancorp (Name of Subject Company (Issuer)
California Independent Bancorp (Name of Filing Person (Issuer)
Common Stock, No Par Value (Title of Class of Securities)
130334105 (CUSIP Number of Class of Securities)

John I. Jelavich
President and Chief Executive Officer
1227 Bridge St., Suite C,
Yuba City, California 95991
(530) 674-6025
(Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copy to:
Daniel Eng
Bartel Eng & Schroder
300 Capitol Mall, Suite 1100
Sacramento, California 95814

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

N/A	N/A

*
Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration Number:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:    ☐

        This Tender Offer Statement on Schedule TO relates to the preliminary communication and the pre-commencement communication of an offer by California Independent Bancorp, a California corporation (the "Company"), to purchase up to 200,000 shares of common stock, no par value, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price not greater than $25.00 nor less than $22.00 per share, net to the seller in cash, without interest, as set forth in the press release attached as Exhibit 99(a)(5). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

        The Company has not commenced the offer that is referred to in this communication. Upon commencement of such offer, California Independent Bancorp will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents. Shareholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission web site at www.sec.gov and will be delivered without charge to all shareholders of the Company.

Item 12.    Exhibits.

Exhibit No. 99

(a)(5)    Press Release, dated November 20, 2002

Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communication.

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  Item 12. Exhibits.